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                      -------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                GKN Holding Corp.
                                (Name of Issuer)


                          Common Stock, .0001 par value
                           (Title Class of Securities)


                                   361753 10 6
                                 (CUSIP Number)

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                 600 Third Avenue, New York, New York 10016-2097
                                 (212) 818-8800
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                November 1, 1996
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                      Page 1 of 6 Pages

                                            The Exhibit Index Begins on Page 6

                                  SCHEDULE 13D

-------------------------------------------------------                           -------------------------------------------------
CUSIP No. 361753 10 6                                                               Page 2 of 6 Pages
          -------------------------------------------
-------------------------------------------------------                           -------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        David M. Nussbaum
                        ###-##-####

-----------------------------------------------------------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a)|_|
                                                                                                                             (b)|_|


-----------------------------------------------------------------------------------------------------------------------------------
3          SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                        N/A
-----------------------------------------------------------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              |_|

                        N/A
-----------------------------------------------------------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States
-----------------------------------------------------------------------------------------------------------------------------------
                              7          SOLE VOTING POWER

                                         1,232,777
          NUMBER OF
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                            -------------------------------------------------------------------------------------------------------
                              8          SHARED VOTING POWER

                                                      0
                            -------------------------------------------------------------------------------------------------------
                              9          SOLE DISPOSITIVE POWER

                                         1,232,777
                            -------------------------------------------------------------------------------------------------------
                              10         SHARED DISPOSITIVE POWER

                                                      0
-----------------------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        1,232,777
-----------------------------------------------------------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.6%
-----------------------------------------------------------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                        IN
-----------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.      Security and Issuer

             The class of equity securities to which this Schedule relates is the common stock, $.0001 par value ("Common Stock"), of GKN Holding Corp. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 61 Broadway, New York, New York 10006.

             The percentage of beneficial ownership reflected in this Schedule is based upon 8,434,125 shares of Common Stock outstanding on November 11, 1996, which number has been obtained from Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 1996.


Item 2.      Identity and Background

(a) Name: This Schedule is being filed on behalf of David M. Nussbaum ("Nussbaum").

(b) Business Address: Nussbaum has a business address of c/o GKN Securities Corp., 61 Broadway, New York, New York 10006.

(c) Principal Business: Nussbaum is the Chairman of the Board, Chief Executive Officer, and a Director of Issuer. The Issuer is primarily engaged in securities brokerage, securities trading and investment banking through GKN Securities Corp., its principal operating subsidiary.

(d) During the last five years, Nussbaum has not been convicted in any criminal proceeding.

(e) During the last five years, Nussbaum has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amounts of Funds or Other Consideration

             No funds or other consideration have been expended in connection with the acquisition of beneficial ownership of the additional shares of Common Stock which causes this Schedule to be filed.


Item 4.      Purpose of Transactions

             On February 1, 1995, The Issuer distributed options to Nussbaum to purchase 20,000 shares at $4.95 per share, which become exercisable within 60 days from November 1, 1996, in three equal annual installments, commencing December 31, 1996. Nussbaum may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Nussbaum has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other


                                               Page 3 of 6 Pages
material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.


Item 5.           Interest in Securities of the Issuer

             (a) Nussbaum owns 1,226,111 shares of Common Stock of the Issuer. Nussbaum also holds options to purchase 20,000 shares of Common Stock, of which 6,666 become exercisable on December 31, 1996. Accordingly, Nussbaum beneficially owns 1,232,777 shares of Common Stock, or approximately 14.6% of the outstanding shares of Common Stock of the Issuer.

             (b) Nussbaum has sole voting and dispositive power with respect to the 1,226,111 shares of Common Stock owned by him, and upon exercise of the options will have sole voting and dispositive power over the shares of Common Stock issuable upon exercise of the option.

             (c) Nussbaum received options from the Issuer to purchase 20,000 shares of Common Stock, exercisable at $4.95 per share, one-third (or 6,666 shares) of which become exercisable commencing December 31, 1996.

             (d) No one other than Nussbaum has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,232,777 shares beneficially owned by Nussbaum.

             (e)  Not applicable.


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer

             Pursuant to a stock option agreement dated February 1, 1995, between the Issuer and Nussbaum, the Issuer granted to Nussbaum options to purchase 20,000 shares at $4.95 per share. The options become exercisable in three annual installments, commencing December 31, 1996.


Item 7.      Materials to be Filed as Exhibits


Exhibit 4.1 Stock Option Agreement, dated February 1, 1995, between GKN Holding Corp. and David M. Nussbaum with respect to 20,000 shares of Common Stock at an exercise price of $4.95 per share.



                                               Page 4 of 6 Pages

                                                     SIGNATURE


             After reasonable inquiry and to the best of knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:       November 11, 1996                       /s/ David M. Nussbaum
                                                     ---------------------
                                David M. Nussbaum


                                               Page 5 of 6 Pages

                                                   EXHIBIT INDEX



    Exhibit No.       Document                                         Page No.



4.1 Stock Option Agreement, dated February 1, 1995, between 7 GKN Holding Corp. and David M. Nussbaum with respect to 20,000 shares of Common Stock at an exercise price of $4.95 per share.